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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 29549


SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)


Allied Waste Industries, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

019589
(CUSIP Number)


Ivan R. Cairns
Senior Vice-President & General Counsel
Laidlaw Inc.
3221 North Service Road
Burlington, Ontario L7R 3Y8
(905) 336-1800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 15, 1997
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box [  ].

Check the following box if a fee is being paid with the statement
[ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SCHEDULE 13D

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

LAIDLAW INC.
NOT APPLICABLE -- CANADIAN

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [  ]
(b) [X]

3 SEC USE ONLY

4 SOURCE OF FUNDS*

00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)
[  ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7 SOLE VOTING POWER

-0-

8 SHARED VOTING POWER

-0-

9 SOLE DISPOSITIVE POWER

-0-

10 SHARED DISPOSITIVE POWER

-0-

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES* [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

-0-

14 TYPE OF REPORTING PERSON*

CO


This Amendment No. 2 to the Schedule 13D (the "Schedule 13D") filed by Laidlaw Inc. with respect to the shares of Common Stock of Allied Waste Industries, Inc. ("Allied") hereby amends and supplements the Schedule 13D as set forth below. All capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the Schedule 13D, as amended and supplemented.


Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following:
On May 15, 1997 Laidlaw completed the sale of 14.6 million common shares of Allied for $146 million to Apollo Investment Fund III, L.P. and Blackstone Capital Partners II Merchant Banking Fund L.P. On the same day Laidlaw also completed the sale to Allied of the $150 million 12 Year 7% Debenture, the $168.3 million Zero Coupon 12 Year Debenture and 20.4 million 12 Year Warrants exercisable into Allied Common Shares at $8.25 per share for a total consideration of $230 million.


Item 5.  Interest in Securities of the Issuer.

(e) Laidlaw ceased to be the beneficial owner of more than five percent of the common shares of Allied on May 15, 1997.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LAIDLAW INC.

By:   /s/ Ivan R. Cairns
     ----------------------------
     Ivan R. Cairns
     Senior Vice-President and General Counsel

Dated:  May 20, 1997